                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
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
          (Check One )     [  X ]  Form 10-K         [     ]  Form 20-F                 [     ]  Form 11-K
                           [    ]  Form 10-Q         [     ]  Form N-SAR
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                           For the Period Ended      January 31, 2004
                                                --------------------------

         [      ] Transition Report on Form 10-K
         [      ] Transition Report on Form 20-F
         [      ] Transition Report on Form 11-K
         [      ] Transition Report on Form 10-Q
         [      ] Transition Report on Form N-SAR

                  For the Transition Period Ended
                                                  -------------------

         Read Instructions (on back page) Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN

         If the notification relates to a portion of the filing checked above,
         identify the Item(s) to which the notification relates:     N/A
                                                                 -------------


                         PART I - REGISTRANT INFORMATION


             NATIONAL AUTO CREDIT, INC.
         ---------------------------------
              (Full Name of Registrant)


         ---------------------------------
            (Former Name if Applicable)


            555 Madison Avenue, 29th Floor
         -------------------------------------
         (Address of principal executive offices)

                   New York, New York  10022
         -----------------------------------
                  (City, State and Zip Code)


                        PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof will be filled on or before the fifth calendar day following the prescribed due date; or

         [   ]    (c) The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable

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                              PART III - NARRATIVE

           State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-F 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

               The Company requires additional as time to complete the filing of its Annual Report on Form 10-K for the period ended January 31, 2004 as a result of the Company's Chief Financial Officer (the person directly responsible for the preparation of the financial statements and the 10-K) had two immediate family members pass away during a two week period in April 2004. As a result, the Company's normal procedures for preparing the 10-K were delayed by several weeks, and the company was unable to finalize the 10-K by the prescribed due date.


                           PART IV - OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification

                    Robert V. Cuddihy, Jr.          212         644-1400
                    --------------------------      ---         --------
                             (Name)             (Area Code) (Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s). [ X ] Yes [ ] No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes
                    [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  During the year ended January 31, 2004, the Company acquired OMI Business Communications, effective April 1, 2003, and The Campus Group, four affiliated companies, effective July 31, 2003. As a result of these acquisitions, the financial statements of the Company will change to reflect the consolidation of these new operations however; the consolidated financial statements at January 31, 2004 are anticipated to be consistent with the Company's disclosures in the Pro Forma Financial Statements as filed on October 10, 2003 in the Current Report on Form 8K/A dated July 31, 2003.

                           NATIONAL AUTO CREDIT, INC.
                           --------------------------
                     (Name of Registrant as Specified in Charter)

                  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

                  Date     April 30, 2004     By  /s/  Robert V. Cuddihy, Jr.
                           --------------             -------------------------
                                                       Chief Financial Officer

                  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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